                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         Date of Report: June 21, 1999


                       VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                 Paalbergweg 36
                           1105 BV Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)


               Indicate by check mark whether the registrant files
                  or will file annual reports under cover Form
                               20-F or Form 40-F.

                            Form 20-F X    Form 40-F
                                     ---            ---

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
                        furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                                  Yes        No X
                                     ---       ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                       VERSATEL TELECOM INTERNATIONAL N.V.

                                    FORM 6-K


ITEM 5.  OTHER INFORMATION

         On June 11, 1999, VersaTel Telecom International N.V. (the "Company "), through its subsidiary VersaTel Telecom Europe B.V., acquired Svianed B.V., the third largest provider of date services in The Netherlands. In connection therewith VersaTel Telecom Europe B.V., Gak Holding B.V. and Svianed B.V. entered into an Agreement for the Sale and Purchase of Shares (the "Agreement"). Certain financial information relating to Svianed B.V. as well as certain pro forma financial information for VersaTel to reflect the Svianed acquisition can be found below. A copy of the Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

                      VersaTel TELECOM INTERNATIONAL N.V.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
             (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                       HISTORICAL                      PRO FORMA
                                  --------------------   -------------------------------------
                                   VERSATEL    SVIANED   ADJUSTMENTS          COMBINED
                                  ----------   -------   -----------   -----------------------
                                     NLG         NLG         NLG          NLG          $(1)
REVENUES........................      39,561   56,683                      96,244       47,178

OPERATING EXPENSES:
  Cost of revenues, excluding
     depreciation and
     amortization...............      31,821   26,878                      58,699       28,774
  Selling, general and
     administrative.............      47,733   11,890                      59,623       29,227
  Depreciation and
     amortization...............       6,473    8,751       34,671(3)      49,895       24,458
                                  ----------   ------                  ----------   ----------
  Total operating expenses......      86,027   47,519                     168,217       82,459
                                  ----------   ------                  ----------   ----------
Operating result................     (46,466)   9,164                     (71,973)     (35,281)

OTHER INCOME (EXPENSES):
  Foreign currency exchange
     gains (losses), net........       5,146       --                       5,146        2,522
  Interest income...............      11,857       85                      11,942        5,854
  Interest expense -- third
     parties....................     (37,522)    (435)     (39,380)(4)    (77,337)     (37,910)
  Interest expense -- related
     parties....................        (145)      --                        (145)         (71)
                                  ----------   ------                  ----------   ----------
  Total other income
     (expense)..................     (20,664)    (350)                    (60,394)     (29,605)
                                  ----------   ------                  ----------   ----------
Net result before income
  taxes.........................     (67,130)   8,814                     132,367      (64,886)

PROVISION FOR INCOME TAXES......           7    3,085                       3,092        1,516
                                  ----------   ------                  ----------   ----------
     Net result.................     (67,137)   5,729                    (135,459)     (66,402)
                                  ==========   ======                  ==========   ==========

NET RESULT PER SHARE (Basic and
  Diluted)(2)...................       (2.06)                               (4.15)       (2.04)
Weighted average number of
  shares outstanding(2).........  32,622,194                           32,622,194   32,622,194

-------------------------
(1) Solely for the convenience of the reader, Dutch guilder amounts have been translated into U.S. dollars at the Noon Buying Rate on March 31, 1999 of NLG 2.04 per $1.00.

(2) As adjusted to give effect to a 2-for-1 stock split on April 13, 1999. Includes 130,000 ordinary shares approved for issuance by our shareholders in connection with the acquisition of CS Net.

(3) The computation and amortization of the goodwill in relation to the Svianed acquisition has been recorded as if the acquisition of Svianed by VersaTel took place effective January 1, 1998. The goodwill (amounting to NLG 346.7 million on a pro forma basis) is amortized over a period of 10 years.

(4) Interest expense on a pro forma basis has been computed at a rate of 11.0% per annum, assuming financing of NLG 358.0 million was obtained in connection with the acquisition of Svianed effective January 1, 1998.

                      VersaTel TELECOM INTERNATIONAL N.V.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
             (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                        HISTORICAL                      PRO FORMA
                                   --------------------   -------------------------------------
                                    VERSATEL    SVIANED   ADJUSTMENTS          COMBINED
                                   ----------   -------   -----------   -----------------------
                                      NLG         NLG         NLG          NLG             $(1)
REVENUES.........................      15,501   15,579                      31,080       15,235
OPERATING EXPENSES:
  Cost of revenues, excluding
     depreciation and
     amortization................      12,485    6,628                      19,113        9,369
  Selling, general and
     administrative..............      20,179    3,734                      24,913       11,722
  Depreciation and
     amortization................       3,084    2,472       8,650(3)       14,206        6,964
                                   ----------   ------                  ----------   ----------
Total operating expenses.........      35,748   12,834                      57,232       28,055
                                   ----------   ------                  ----------   ----------
Operating result.................     (20,247)   2,745                     (26,152)     (12,820)

OTHER INCOME (EXPENSES):
  Foreign currency exchange gains
     (losses), net...............     (40,283)      --                     (40,283)     (19,747)
  Interest income................       6,043       26                       6,069        2,975
  Interest expense -- third
     parties.....................     (23,895)    (138)     (9,845)(4)     (33,878)     (16,607)
  Interest expense -- related
     parties.....................          --       --                          --           --
                                   ----------   ------                  ----------   ----------
     Total other income
       (expenses)................     (58,135)    (112)                    (68,092)     (33,379)
                                   ----------   ------                  ----------   ----------
Net result before income taxes...     (78,382)   2,633                     (94,244)     (46,199)

PROVISION FOR INCOME TAXES.......          --      921                         921          451
                                   ----------   ------                  ----------   ----------
     Net result..................     (78,382)   1,712                     (95,165)     (46,650)
                                   ==========   ======                  ==========   ==========
  NET LOSS PER SHARE (Basic and
     Diluted)(2).................       (2.01)                               (2.44)       (1.20)
  Weighted average number of
     shares outstanding(2).......  38,984,810                           38,984,810   38,984,810

-------------------------
(1) Solely for the convenience of the reader, Dutch guilder amounts have been translated into U.S. dollars at the Noon Buying Rate on March 31, 1999 of NLG 2.04 per $1.00.

(2) As adjusted to give effect to a 2-for-1 stock split on April 13, 1999. Includes 130,000 ordinary shares approved for issuance by our shareholders in connection with the acquisition of CS Net.

(3) The computation and amortization of the goodwill in relation to the Svianed acquisition has been recorded as if the acquisition of Svianed by VersaTel took place effective January 1, 1999. The goodwill (amounting to NLG 346.7 million on a pro forma basis) is amortized over a period of 10 years.

(4) Interest expense on a pro forma basis has been computed at a rate of 11.0% per annum, assuming financing of NLG 358.0 million was obtained in connection with the acquisition of Svianed effective January 1, 1999.

                      VersaTel TELECOM INTERNATIONAL N.V.

                UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS
                              AS OF MARCH 31, 1999
             (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                    HISTORICAL                      PRO FORMA
                                                -------------------    ------------------------------------
                                                VERSATEL    SVIANED    ADJUSTMENTS          COMBINED
                                                --------    -------    -----------    ---------------------
                                                  NLG         NLG          NLG           NLG         $(1)
ASSETS
Current Assets:
  Cash and cash equivalents...................   329,551     5,318                      334,869     164,152
  Restricted cash, current portion............    94,201        --                       94,201      46,177
  Accounts receivable less allowance for
     doubtful accounts........................    11,001    12,218                       23,219      11,382
  Inventory...................................     2,992       397                        3,389       1,661
  Other current assets........................    17,439     2,976                       20,415      10,007
                                                --------    ------                    ---------    --------
     Total current assets.....................   455,184    20,909                      476,093     233,379
Fixed Assets:
  Property and Equipment, net.................    41,766    20,427                       62,193      30,487
  Construction in Progress....................    92,205        --                       92,205      45,199
                                                --------    ------                    ---------    --------
     Total fixed assets.......................   133,971    20,427                      154,398      75,686
Restricted cash, net of current portion.......   135,614        --                      135,614      66,477
Capitalized finance costs, net................    28,000        --                       28,000      13,725
Goodwill......................................     4,354        --       344,271(2)     348,625     170,895
Deferred tax assets...........................        --       158                          158          77
                                                --------    ------                    ---------    --------
     Total assets.............................   757,123    41,494                    1,142,888     560,293
                                                ========    ======                    =========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable............................    50,556     4,390                       54,946      26,935
  Due to related parties......................        --     4,759                        4,759       2,333
  Accrued liabilities.........................    70,413     6,630                       77,043      37,766
  Deferred income.............................        --     1,536                        1,536         753
  Current portion of long term debt...........        --     2,500                        2,500       1,225
  Current portion of capital lease
     obligations..............................        71        --                           71          35
                                                --------    ------                    ---------    --------
     Total current liabilities................   121,040    19,815                      140,855      69,047
Deferred Income, net of current portion.......
Capital Lease Obligations, net of current
  portion.....................................        23        --                           23          11
Long Term Liabilities.........................       670        --                          670         328
Long Term Debt (13 1/4% Senior Notes).........   747,845        --       358,000(3)   1,105,845     542,081
Long Term Debt less of current portion........        --     7,500                        7,500       3,676
Pension obligation............................        --       450                          450         221
Shareholders' Equity:
Share capital.................................     1,949     5,000        (5,000)         1,949         955
Additional paid-in capital....................    51,112        --                       51,112      25,055
Warrants......................................     5,212        --                        5,212       2,555
Retained earnings (accumulated deficit).......  (170,728)    8,729        (8,729)      (170,728)    (83,690)
                                                --------    ------                    ---------    --------
     Total shareholders' equity...............  (112,455)   13,729                     (112,651)    (55,221)
                                                --------    ------                    ---------    --------
       Total liabilities and shareholders'
          equity..............................   757,123    41,494                    1,142,888     560,239
                                                ========    ======                    =========    ========

-------------------------

(1) Solely for the convenience of the reader, Dutch guilder amounts have been translated into U.S. dollars at the Noon Buying Rate on March 31, 1999 of NLG 2.04 per $1.00.

(2) The computation of the goodwill in relation to the Svianed acquisition has been recorded as if the acquisition of Svianed by VersaTel took place effective March 31, 1999. The goodwill is amortized (on a pro forma basis) over a period of 10 years.

(3) It is assumed that financing of NLG 358.0 million was obtained in connection with the acquisition of Svianed effective March 31, 1999.

                                  SVIANED B.V.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report................................  F-24
Balance Sheets as of December 31, 1998 and 1997.............  F-25
Statements of Operations for the Years Ended December 31,
  1998 and 1997.............................................  F-26
Statements of Shareholder's Equity for the Years Ended
  December 31, 1998 and 1997................................  F-27
Statements of Cash Flows for the Years Ended December 31,
  1998 and 1997.............................................  F-28
Notes to Financial Statements...............................  F-30

                          INDEPENDENT AUDITORS' REPORT

           THE BOARD OF DIRECTORS AND THE SHAREHOLDER OF SVIANED B.V.

     We have audited the accompanying balance sheets of Svianed B.V. as of December 31, 1998 and 1997, and the related statements of operations, shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Svianed B.V. as of December 31, 1998 and 1997, and the results of operations and cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

KPMG Accountants N.V.

Amsterdam, The Netherlands
March 15, 1999,

                                  SVIANED B.V.

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1997
                    (AMOUNTS IN THOUSANDS OF DUTCH GUILDERS
                    EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                          DECEMBER 31, 1998    DECEMBER 31, 1997
                                                          -----------------    -----------------
                                                                 NLG                  NLG
                         ASSETS
Current Assets:
  Cash and cash equivalents.............................        1,468                2,578
  Trade accounts receivable, less allowance for doubtful
     accounts of NLG 250 in 1998 and NLG nil in 1997....        4,618                5,536
  Due from group companies..............................        5,476                4,254
  Inventory.............................................          129                  215
  Prepaid expenses......................................          190                  298
  Discounts to be received from KPN.....................        1,454                  590
  Other current assets..................................        1,062                  681
                                                               ------               ------
     Total current assets...............................       14,397               14,152
Property and equipment, less accumulated depreciation...       19,153               14,648
Deferred tax assets.....................................          105                   70
                                                               ------               ------
          Total assets..................................       33,655               28,870
                                                               ======               ======
          LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
  Accounts payable......................................        2,306                4,107
  Due to group companies................................        8,713                2,706
  Short term portion of long term debt..................        2,500                2,500
  Deferred income.......................................        3,132                1,943
  Accrued liabilities...................................          679                  876
  Other liabilities.....................................        1,508                  250
                                                               ------               ------
     Total current liabilities..........................       18,838               12,382
Long term debt..........................................        2,500                5,000
Pension obligation......................................          300                  200
                                                               ------               ------
     Total liabilities..................................       21,638               17,582
                                                               ------               ------
Shareholder's equity
  Common shares, NLG 1,000 par value, authorized 25,000
     shares; issued and outstanding 5,000 in 1998 and
     1997...............................................        5,000                5,000
  Retained earnings.....................................        7,017                6,288
                                                               ------               ------
     Total shareholder's equity.........................       12,017               11,288
                                                               ------               ------
          Total liabilities and shareholder's equity....       33,655               28,870
                                                               ======               ======

  The accompanying notes form an integral part of these Financial Statements.

                                  SVIANED B.V.

                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                    (AMOUNTS IN THOUSANDS OF DUTCH GUILDERS)

                                                               YEAR ENDED      YEAR ENDED
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1998            1997
                                                              ------------    ------------
                                                                  NLG             NLG
OPERATING REVENUES:
  Related party revenues....................................     34,460          32,037
  Other revenues............................................     22,223          13,074
                                                                 ------          ------
     Total operating revenues...............................     56,683          45,111
OPERATING EXPENSES:
  Cost of Revenues, excluding depreciation..................     26,878          23,550
  Selling, general and administrative expenses..............     11,890           8,331
  Depreciation expense......................................      8,751           6,754
                                                                 ------          ------
     Total operating expenses...............................     47,519          38,635
                                                                 ------          ------
  Operating Income..........................................      9,164           6,476
OTHER INCOME (EXPENSE):
  Interest income...........................................         85             111
  Interest expense..........................................       (435)           (542)
                                                                 ------          ------
Net income before income taxes..............................      8,814           6,045
  PROVISION FOR INCOME TAXES................................     (3,085)         (2,120)
                                                                 ------          ------
Net income..................................................      5,729           3,925
                                                                 ------          ------

  The accompanying notes form an integral part of these Financial Statements.

                                  SVIANED B.V.

                       STATEMENTS OF SHAREHOLDER'S EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                    (AMOUNTS IN THOUSANDS OF DUTCH GUILDERS)

                                                                                   TOTAL
                                                         COMMON    RETAINED    SHAREHOLDER'S
                                                         SHARES    EARNINGS       EQUITY
                                                         ------    --------    -------------
Balance as at 31 December, 1996........................  5,000       2,363         7,363
Net income.............................................     --       3,925         3,925
                                                         -----      ------        ------
Balance as at 31 December, 1997........................  5,000       6,288        11,288
Net income.............................................     --       5,729         5,729
Dividends..............................................     --      (5,000)       (5,000)
                                                         -----      ------        ------
Balance as at 31 December, 1998........................  5,000       7,017        12,017
                                                         =====      ======        ======

  The accompanying notes form an integral part of these Financial Statements.

                                  SVIANED B.V.

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                    (AMOUNTS IN THOUSANDS OF DUTCH GUILDERS)

                                                               YEAR ENDED      YEAR ENDED
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1998            1997
                                                              ------------    ------------
                                                                  NLG             NLG
Cash Flows from Operating Activities:
Net Income..................................................      5,729           3,925
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation..............................................      8,751           6,754
  Deferred tax .............................................        (35)             --
  Deferred income...........................................      1,189           1,943
  Provision for doubtful accounts...........................        250              --
  Change in other operating assets and liabilities:
  Decrease (increase) in accounts receivable................        668          (3,796)
  Increase in due from group companies......................     (1,222)           (152)
  Increase in accrued receivables and other receivables.....     (1,137)            (33)
  Decrease (increase) in inventory..........................         86            (215)
  Decrease (increase) in accounts payable...................     (1,801)            473
  Increase (decrease) in due to group companies.............      6,007            (817)
  Increase (decrease) in accrued and other liabilities......      1,061          (1,460)
  Increase in pension obligation............................        100              --
                                                                -------          ------
     Net cash provided by Operating Activities..............     19,646           6,622
                                                                =======          ======
Cash flows from Investing Activities:
  Capital expenditures......................................    (13,256)         (8,454)
                                                                -------          ------
  Net cash used in Investing Activities.....................    (13,256)         (8,454)
                                                                =======          ======

  The accompanying notes form an integral part of these Financial Statements.

                                  SVIANED B.V.

                                                               YEAR ENDED      YEAR ENDED
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1998            1997
                                                              ------------    ------------
                                                                  NLG             NLG
Cash flows from Financing Activities:
  Dividends paid............................................     (5,000)             --
  Repayment of borrowings...................................     (2,500)         (2,500)
                                                                -------         -------
     Net cash used by Financing Activities..................     (7,500)         (2,500)
                                                                =======         =======
Net decrease in cash and cash equivalents...................     (1,110)         (4,332)
Cash and cash equivalents at beginning of period............      2,578           6,910
                                                                -------         -------
Cash and cash equivalents at end of period..................      1,468           2,578
                                                                =======         =======

Supplemental Disclosures of Cash Flow Information:

Income tax paid.............................................      2,120           1,656
Interest paid...............................................        408             540

  The accompanying notes form an integral part of these Financial Statements.

                                  SVIANED B.V.

                         NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     Svianed B.V. (the Company) is a wholly owned entity of Gak Holding B.V., which is wholly owned by Gak Group. The Company is a provider of integrated data and telecommunications network services in The Netherlands. The Company considers its operations to be in one business segment and internally makes operating decisions, allocates resources and assesses performance based on one segment.

     Although the Company is a stand alone entity, an allocation was determined for the pension costs associated with the Gak Holding B.V. defined benefit pension plan based upon the employees future service costs in compliance with statements of Financial Accounting Standards (SFAS) No. 87 Employers' Accounting for Pensions. The fair value of the plan assets were allocated at the group transfer value, which is a prescribed amount stipulated in the defined benefit pension plan. Therefore these costs are not necessarily representative of the pension costs of the company under a separate plan.

     Included in the company results are group charges relating to costs in connection with legal, internal audit and other administrative services provided by Gak Holding B.V. on behalf of the Company. The Company's management believes such costs are reflective of actual benefits received by the Company.

     The Company is part of a fiscal unity with Gak Group. For purposes of these financial statements, the income taxes are calculated as if the company was a stand alone corporation and therefore tax expense is calculated at 35% of pre tax income, which represents the statutory income tax rate in the Netherlands.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist mainly of cash at banks on demand. For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(b)  INVENTORY

     Finished goods are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. Cost of work in progress consists of the direct salary costs and a charge for indirect costs.

(c)  DISCOUNTS TO BE RECEIVED FROM KPN

     Discounts represent volume discounts on the KPN Network rental agreements and are accrued based on volume utilized by the company on a monthly basis.

(d)  REVENUE RECOGNITION

     Revenues are recorded in the period in which the service is rendered. Cash received in advance of services rendered is recorded as deferred income.

(e)  PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. The Company depreciates its property and equipment using the straight-line method over the estimated useful lives less the residual value. The useful life of property and equipment is 5 years or less.

                                  SVIANED B.V.

(f)  INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(g)  PENSIONS

     The Company employees are covered under the Gak Holding B.V. defined benefit pension plan. The benefits are based on years of service and the employee's compensation. The cost of this program is being funded currently. The Company has included an allocation of the Gak Holding B.V. define benefit pension plan obligation for its employees in compliance with SFAS No. 87 in the Company's financial statements.

(h) ADVERTISING EXPENSE

     Advertising costs are expensed as incurred, and amounted to NLG 415,000 in 1998 (1997: NLG 506,000).

(i) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in the amounts reflected as allowance for doubtful accounts and recovery of deferred tax assets. Actual results could differ from those estimates.

(j) FAIR VALUE OF FINANCIAL INSTRUMENTS

     For all financial instruments, the carrying value is considered to approximate the fair value due to the relatively short maturity of the respective instruments.

3.  RELATED PARTY TRANSACTIONS

     Of the 1998 revenues realized from group companies, NLG 5.7 million relate to subscriptions recharges relating to telephone access (1997: NLG 6.5 million) for all Gak Group companies. The rest of the group revenues relate mainly to capacity leases.

     1998 costs charged by group companies to the company includes lease on premises of NLG 850,000 (1997: NLG 697,000) and charges for various administrative services and support of NLG 538,000 (1997: 585,000).

     The accounts due to the group companies for 1998 as of December 31, 1998 includes income tax payable of NLG 3,120,000 (1997: NLG 2,120,000) and dividends payable of NLG 5,000,000.

                                  SVIANED B.V.

' 4.  INVENTORY

     Inventory is comprised of the following:

                                                        31 DEC. 1998    31 DEC. 1997
                                                        ------------    ------------
                                                            NLG             NLG
                                                               (IN THOUSANDS)
Finished goods........................................       24              16
Work in progress......................................      105             199
                                                            ---             ---
                                                            129             215
                                                            ===             ===

5.  PROPERTY AND EQUIPMENT

     Property and equipment is comprised of the following:

                                                        31 DEC. 1998    31 DEC. 1997
                                                        ------------    ------------
                                                            NLG             NLG
                                                               (IN THOUSANDS)
Telecommunications and computer equipment.............     44,907          32,101
Furniture.............................................         29              --
                                                          -------         -------
                                                           44,936          32,101
Accumulated depreciation..............................    (25,783)        (17,453)
                                                          -------         -------
Property and equipment, net...........................     19,153          14,648
                                                          =======         =======

6.  LONG-TERM DEBT

     Svianed has a loan, maturing 1 December 2000, with ING Bank of originally NLG 10,000,000. The fixed interest rate is 5.42% per year. Principal payments of NLG 2,500,000 will be made in 1999 and 2000. Gak Holding B.V. is a joint guarantor of the loan.

7.  INCOME TAXES

     Income tax expenses attributable to income consist of:

                                                              1998      1997
                                                              -----    ------
                                                               NLG      NLG
                                                              (IN THOUSANDS)
Current.....................................................  3,120     2,120
Deferred....................................................    (35)       --
                                                              -----    ------
Total.......................................................  3,085     2,120
                                                              =====    ======

     Since there are no material permanent differences between the book basis and the tax basis, income tax expense approximates 35% (the Dutch statutory rate) of net income before taxes.

                                  SVIANED B.V.

     The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 1998 and 1997 are as follows:

                                                              1998      1997
                                                              -----    ------
                                                               NLG      NLG
                                                              (IN THOUSANDS)
Deferred tax assets:
Pension obligation..........................................    105        70

     In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portions or all of the portions of all the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income and the periods for which the deferred tax assets are deductible. Management believes it is more likely than not that it will realize the benefits of these deductible differences.

8.  COMMITMENTS

     As per 31 December 1998, Svianed has the following off balance sheet commitments:

     - Rental agreement for the building of NLG 951,000 per year. The agreement has an expiration date of 1 January 2000. After this date, the agreement is terminable every six months.

     - Rental agreement KPN network of NLG 3,000,000 per year. After one year, this agreement is converted into a month-to-month lease.

     - Service agreement for the KPN network of NLG 744,000 per year. This is a 3-year agreement and can be terminated with sale of the network.

     - Service agreements of NLG 200,000 per year.

     - Subscription agreements with KPN for NLG 330,000 per year. After one year this agreement is converted into a month-to-month lease.

     - Subscription agreements with WorldCom and UUnet of NLG 2,900,000 per year. The expiration date is 31 December 1999.

     - Lease agreements for company cars for NLG 421,000 per year. The agreements have a term of 3 years.

LEASES

     Future minimum rental commitments under non-cancelable operating leases as of 31 December 1998 are as follows:

                                                                     NLG
                                                                (IN THOUSANDS)
1999........................................................         7,602
2000........................................................           421
2001........................................................           421
                                                                   -------
                                                                     8,444
                                                                   =======

                                  SVIANED B.V.

     The Company is part of Gak Holding Group and therefore all companies within the Gak Holding Group are jointly and severally liable.

9.  PENSIONS

     Pension costs incurred for the year ended December 31, 1998 was NLG 600,000 (1997: NLG 400,000). Contributions to the Gak Holding Group plan were
NLG 400,000 for the year ended December 31, 1998 (1997: NLG 440,000).

     The assumptions used in calculating the SFAS 87 pension obligation of the Gak Holding Group and allocated to Svianed B.V. were as follows:

                                                              1998     1997
                                                              -----    -----
                                                               NLG      NLG
                                                              (IN THOUSANDS)
Weighed -- average assumptions as of 31 December:
Discount rate...............................................     5%       6%
Expected rate of return on plan assets......................     6%       6%
Rate of compensation increase...............................     5%       5%

10.  SUBSEQUENT EVENTS (unaudited)

     On June 1, 1999, VersaTel Telecom International N.V. and the Company signed a binding letter of intend to acquire 100% of the share capital of the Company.

     Due to the change of the Company's shareholder, the Company will not receive certain value added tax (VAT) benefits since it will not be part of the Gak Holding B.V. fiscal tax unity, effective from the date of change of the shareholder. As such, an estimated liability relating to VAT of approximately NLG 1,2 million will be realized in 1999. The company expects to recover a total amount of approximately NLG 1,1 million in the period 1999 through 2002.

                                  SVIANED B.V.

                    UNAUDITED CONDENSED FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998

                         INDEX TO FINANCIAL STATEMENTS

Condensed Balance Sheets as of March 31, 1999 and 1998......    F-36
Condensed Statements of Operations for the Three Months
  Ended March 31, 1999 and 1998.............................    F-37
Condensed Statement of Shareholder's Equity as of March 31,
  1999......................................................    F-38
Condensed Statements of Cash Flows for the Three Months
  Ended March 31, 1999 and 1998.............................    F-39
Condensed Notes to Financial Statements.....................    F-40

                                  SVIANED B.V.

                            CONDENSED BALANCE SHEETS

                         AS OF MARCH 31, 1999 AND 1998
(AMOUNTS IN THOUSANDS OF DUTCH GUILDERS EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                MARCH 31,    MARCH 31,
                                                                  1999         1998
                                                                ---------    ---------
                                                                   NLG          NLG
                           ASSETS
Current Assets
  Cash and cash equivalents.................................      5,318        1,009
  Trade accounts receivable, less allowance for doubtful
     accounts of NLG 125 on March 31, 1999 and NLG nil on
     March 31, 1998.........................................      7,008        5,572
  Due from group companies..................................      5,210        1,972
  Inventory.................................................        397          187
  Prepaid expenses..........................................         --          793
  Discounts to be received from KPN.........................      1,470          346
  Other current assets......................................      1,506        1,426
                                                                 ------       ------
     Total current assets...................................     20,909       11,305
Property and equipment, less accumulated depreciation.......     20,427       17,442
Deferred tax assets.........................................        158           79
                                                                 ------       ------
          Total assets......................................     41,494       28,826
                                                                 ======       ======
            LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
  Accounts payable..........................................      4,390        1,917
  Due to group companies....................................      4,759        2,555
  Short term portion of long term debt......................      2,500        2,500
  Deferred income...........................................      1,536        3,132
  Accrued expenses..........................................      6,529        1,259
  Other liabilities.........................................        101          247
                                                                 ------       ------
     Total current liabilities..............................     19,815       11,610
Long term debt..............................................      7,500        5,000
Pension obligation..........................................        450          225
                                                                 ------       ------
     Total liabilities......................................     27,765       16,835
Shareholder's equity
  Common shares, NLG 1,000 par value, authorized 25,000
     shares; issued and outstanding 5,000 in 1999 and
     1998...................................................      5,000        5,000
  Retained earnings.........................................      8,729        6,991
                                                                 ------       ------
     Total shareholder's equity.............................     13,729       11,991
                                                                 ------       ------
          Total liabilities and shareholder's equity........     41,494       28,826
                                                                 ======       ======

   The accompanying notes form an integral part of these Unaudited Condensed
                             Financial Statements.

                                  SVIANED B.V.

                       CONDENSED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
                    (AMOUNTS IN THOUSANDS OF DUTCH GUILDERS)
                                  (UNAUDITED)

                                                              3 MONTHS     3 MONTHS
                                                                ENDED        ENDED
                                                              MARCH 31,    MARCH 31,
                                                                1999         1998
                                                              ---------    ---------
                                                                 NLG          NLG
OPERATING REVENUES:
  Related party revenues....................................     9,429        8,467
  Other revenues............................................     6,150        3,375
                                                               -------      -------
     Total operating revenues...............................    15,579       11,842
OPERATING EXPENSES:
  Cost of revenues, excluding depreciation..................     6,628        6,342
  Selling, general and administrative expenses..............     3,734        2,448
  Depreciation expenses.....................................     2,472        1,882
                                                               -------      -------
     Total operating expenses...............................    12,834       10,672
                                                               -------      -------
  Operating Income..........................................     2,745        1,170
OTHER INCOME (EXPENSE):
  Interest income...........................................        26           16
  Interest expense..........................................      (138)        (104)
                                                               -------      -------
  Net income before income taxes............................     2,633        1,082
PROVISION FOR INCOME TAXES..................................      (921)        (379)
                                                               -------      -------
  Net income................................................     1,712          703
                                                               =======      =======

   The accompanying notes form an integral part of these Unaudited Condensed
                             Financial Statements.

                                  SVIANED B.V.

                  CONDENSED STATEMENTS OF SHAREHOLDER'S EQUITY
                              AS OF MARCH 31, 1999
                    (AMOUNTS IN THOUSANDS OF DUTCH GUILDERS)
                                  (UNAUDITED)

                                                                                   TOTAL
                                                         COMMON    RETAINED    SHAREHOLDER'S
                                                         SHARES    EARNINGS       EQUITY
                                                         ------    --------    -------------
Balance as at 31 December, 1997........................  5,000       6,288        11,288
Net income.............................................     --         703           703
                                                         -----      ------        ------
Balance as at 31 March, 1998...........................  5,000       6,991        11,991
                                                         =====      ======        ======
Balance as at 31 December, 1998........................  5,000       7,017        12,017
Net income.............................................     --       1,712         1,712
                                                         -----      ------        ------
Balance as at 31 March, 1999...........................  5,000       8,729        13,729
                                                         =====      ======        ======

   The accompanying notes form an integral part of these Unaudited Condensed
                             Financial Statements.

                                  SVIANED B.V.

                       CONDENSED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
                    (AMOUNTS IN THOUSANDS OF DUTCH GUILDERS)
                                  (UNAUDITED)

                                                           3 MONTHS ENDED    3 MONTHS ENDED
                                                           MARCH 31, 1999    MARCH 31, 1998
                                                           --------------    --------------
                                                                NLG               NLG
Cash Flows from Operating Activities:
Net Income...............................................       1,712               703
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation...........................................       2,472             1,882
  Deferred tax...........................................         (53)               (9)
  Deferred income........................................      (1,596)            1,189
  Provision for doubtful accounts........................         125                --
Change in other operating assets and liabilities:
  Increase in accounts receivable........................      (2,515)              (36)
  Decrease in due from group companies...................         266             2,282
  Increase in accrued receivables and other
     receivables.........................................        (270)             (996)
  Increase (decrease) in inventory.......................        (268)               28
  Increase (decrease) in accounts payable................       2,084            (2,190)
  Decrease in due to group companies.....................      (3,954)             (151)
  Increase in accrued and other liabilities..............       4,443               380
  Increase in pension obligation.........................         150                25
                                                               ------            ------
     Net cash provided by Operating Activities...........       2,596             3,107
                                                               ======            ======
Cash flows from Investing Activities:
  Capital expenditures...................................      (3,746)           (4,676)
                                                               ------            ------
     Net cash used in Investing Activities...............      (3,746)           (4,676)
                                                               ======            ======
Cash flows from Financing Activities:
  Proceeds from new loan.................................       5,000                --
                                                               ------            ------
     Net cash provided by Financing Activities...........       5,000                --
                                                               ======            ======
Net increase (decrease) in cash and cash equivalents.....       3,850            (1,569)
Cash and cash equivalents at beginning of period.........       1,468             2,578
                                                               ------            ------
Cash and cash equivalents at end of period...............       5,318             1,009
                                                               ======            ======
Supplemental disclosure of Cash Flow Information:
Income tax paid..........................................          --                --
Interest paid............................................         137               101

   The accompanying notes form an integral part of these Unaudited Condensed
                             Financial Statements.

                                  SVIANED B.V.

                    CONDENSED NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. DESCRIPTION OF BUSINESS

     Svianed B.V. (the Company) is a wholly owned entity of Gak Holding B.V., which is wholly owned by Gak Group. The Company is a provider of integrated data and telecommunications network services in The Netherlands. The Company considers its operations to be in one business segment and internally makes operating decisions, allocates resources and assesses performance based on one segment.

     Although the Company is a stand alone entity, an allocation was determined for the pension costs associated with the Gak Holding B.V. defined benefit pension plan based upon the employees future service costs in compliance with statements of Financial Accounting Standards (SFAS) No. 87 Employers' Accounting for Pensions. The fair value of the plan assets were allocated at the group transfer value, which is a prescribed amount stipulated in the defined benefit pension plan. Therefore these costs are not necessarily representative of the pension costs of the company under a separate plan.

     Included in the company results are group charges relating to costs in connection with legal, internal audit and other administrative services provided by Gak Holding B.V. on behalf of the Company. The Company's management believes such costs are reflective of actual benefits received by the Company.

     The Company is part of a fiscal unity with Gak Group. For purposes of these financial statements, the income taxes are calculated as if the company was a stand alone corporation and therefore tax expense is calculated at 35% of pre tax income, which represents the statutory income tax rate in the Netherlands.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements and related notes at March 31, 1999 and for the three months ended March 31, 1998 are unaudited and prepared in conformity with the accounting principles applied in the Company's 1998 financial statements for the year ended December 31, 1998. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the full year or any other interim period.

3. SUBSEQUENT EVENTS

     On June 1, 1999, VersaTel Telecom International N.V. and the Company signed a binding letter of intent to acquire 100% of the share capital of the Company.

     Due to the change of the Company's shareholder, the Company will not receive certain value added tax (VAT) benefits since it will not be part of the Gak Holding B.V. fiscal tax unity, effective from the date of change of the shareholder. As such, an estimated liability relating to VAT of approximately NLG 1,2 million will be realized in 1999. The company expects to recover a total amount of approximately NLG 1,1 million in the period 1999 through 2002.

ITEM 7.  EXHIBITS

         The following exhibits are filed herewith:

EXHIBIT
NUMBER                              DESCRIPTION
-------                             -----------
10.1              Agreement for the Sale and Purchase of Shares of Svianed B.V.,
                  dated June 11, 1999, among VersaTel Telecom Europe B.V., Gak
                  Holding B.V. and Svianed B.V.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 21, 1999.


                                            VersaTel Telecom International N.V.


                                            By:      /s/ RAJ RAITHATHA
                                                 -------------------------------
                                                     Raj Raithatha
                                                     Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                     DESCRIPTION
-------                    -----------
10.1           Agreement for the Sale and Purchase of Shares of Svianed B.V.,
               dated June 11, 1999, among VersaTel Telecom Europe B.V., Gak
               Holding B.V. and Svianed B.V.